EXHIBIT (a)(1)(D)
FORM OF REMINDER OF EXPIRATION OF OFFER

To:	Certain Eligible Participants
From:	Somaxon Pharmaceuticals, Inc.
Re:	Reminder of Expiration of Stock Option Exchange Program
     The Somaxon Pharmaceuticals, Inc. Offer to Exchange Certain Outstanding Options for a Number of Replacement Options According to an Exchange Ratio (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 5:00 p.m. U.S. Pacific Time on June 9, 2009, unless we extend the Offer.
     According to our records, you have not yet submitted an election form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an election form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) have previously been mailed to you.
     You may submit your properly signed and completed election form in one of three ways. You may email a scanned or PDF copy of the election form to optionexchange@somaxon.com, fax your election form to Somaxon Option Exchange, c/o Holly M. Bauer at (858) 523-5450 or send your election form by registered mail or courier to Somaxon Option Exchange, c/o Holly M. Bauer, Esq., Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, California 92130. Somaxon will send you a confirmation of your election to participate in the Offer by email or mail, in its discretion.
     You must complete the election process (whether electronically or in paper form) in the foregoing manner no later than 5:00 p.m. U.S. Pacific Time on June 9, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Only documents that are complete, signed and actually received by Somaxon via one of the three delivery methods described above by the deadline will be accepted. Documents submitted by any other means, including Federal Express (or similar delivery service) are not permitted.
     You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by email to optionexchange@somaxon.com or by calling (858) 480-0400.